

SBA - RESUME

NAME: James Criner	DOB: 02/06/1978	PLACE OF BIRTH: Arlington, Texas

ADDRESS:	DATES AT CURRENT RESIDENCE: FROM: 6/2025	TO: present
MOST RECENT PRIOR ADDRESS:	FROM: 6/2021	TO: 7/2021

EDUCATION

NAME OF COLLEGE OR TECHNICAL TRAINING SCHOOL	LOCATION	DATES ATTENDED	DEGREE, MAJOR OR CERTIFICATION
Southwester Baptist Seminory	Ft. Worth, Texas	9/2000-5/2004	Master Education
Howard Payne University	Brownwood, Tx	9/1996-5/2000	Theology

MILITARY SERVICE

DATES	BRANCH	JOB DESCRIPTION	RANK AT DISCHARGE	HONORABLE AT DISCHARGE (YES/NO)

WORK EXPERIENCE

List experience in chronological order, beginning with present employment. Emphasize accomplishments.

COMPANY NAME: BSN Sports	EMPLOYMENT PERIOD: FROM: 4/2022	TO: present

DUTIES / ACCOMPLISHMENTS:

Assigned with building relationships with athletic directors, coaches and administrators at school districts. Assisting them in finding solutions to their athletic and team sports or program needs in regards to equipment or uniforms. I also head the Select and Club Direct division for San Antonio. In total, I have over 60 acccounts including 10 school districts, Our Lady of the Lake University,

REASONS FOR LEAVING:
NA

COMPANY NAME: Perry Homes	EMPLOYMENT PERIOD: FROM: 8/2021	TO: 4/2022

DUTIES / ACCOMPLISHMENTS:

Phase II Construction Manager: Oversaw the construction of multiple homes from the ground to the sheetrock phase.

REASONS FOR LEAVING:

This was a temporary job while I was looking for a position either in teaching or with the job I currently have now. My friend is the City President and he hired me as a personal favor.

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